

Mail Stop: 3561

October 5, 2016

<u>Via E-mail</u>
Christopher T. Carney
Chief Financial Officer
Applied Minerals, Inc.
110 Greene Street, Suite 1101
New York, NY 10012

      Re: **Applied Minerals, Inc.**
              Registration Statement on Form S-1
              Filed September 22, 2016
              File No. 333-213752

Dear Mr. Carney:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ruairi J. Regan, Staff Attorney, at (202) 551-3269 with any questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director
Office of Beverages,
Apparel and Mining

cc: William Gleeson, Esq.